April 22, 2021

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Tactical Investment Series Trust

File Nos. 333-252544 and 811-23631

Dear Mr. Bellacicco:

In a letter dated February 26, 2021, the staff provided comments to Tactical Investment Series Trust (the “Trust”) regarding its initial registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”). On behalf of the Trust and its series, Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, TFA Multidimensional Tactical Fund, and TFA AlphaGen Growth Fund (TFA Multi-Strategy Growth Fund in the initial registration statement) (each, a “Fund,” and together, the “Funds”), I include in this letter the Trust’s responses to the staff’s comments.

GENERAL

1.                  Please include the “Subject to completion” legend required by Rule 481(b)(2) in the pre-effective amendment filing.

Response:        The Trust made the requested change.

2.                  Please include page numbers for the prospectus.

Response:        The Trust made the requested change.

PROSPECTUS

Tactical Conservative Allocation Fund

Expense Example

3.                  As footnote 2 of the Fee Table states that the contractual obligation to reduce its fees and to reimburse expenses is currently only required to run through April 30, 2023, please confirm that the example will reflect amounts that are based on net fees for only that period and will reflect the Fund’s gross fees for all periods thereafter.

Response: The Trust confirms that the example will reflect amounts that are based on net fees for only the period through April 30, 2023, and will reflect the Fund’s gross fees for all periods thereafter. The Trust has also added language to this effect to the Prospectus.

Portfolio Turnover

4.                  The final sentence of this section discloses the Fund’s portfolio turnover rate as of December 31, 2020. Please revise to indicate that this was the Predecessor Fund’s turnover rate, as the Fund has not yet launched.

Response:       The Trust has made the requested change.

Principal Investment Strategies

5.                  The second paragraph of this section refers to “high yield bonds (commonly known as ‘junk bonds’).” Please disclose the ratings for which the Fund will consider a bond to be a junk bond.

Response:        The Trust has added the requested disclosure.

6.                  The second paragraph of this section states that “[t]he Fund may short shares of equity and fixed income ETFs.” Please confirm that expenses, such as dividends paid on securities sold short, are in the “Other Expenses” line item in the fee table or include a separate line item with this information.

Response:        The Trust confirms that expenses, such as dividends paid on securities sold short, are included in Other Expenses.

7.                  The second paragraph of this section notes that the Fund may invest in issuers from emerging market countries. Please disclose how the Fund defines “emerging market countries.”

Response:        The Trust has added the requested disclosure.

Principal Investment Risks

8.                  The staff notes that the Fund’s strategy indicates that it will invest in equity securities. However, the Principal Investment Risks section describes only the risks of large capitalization stocks. Please confirm that the Fund will not invest in small/mid capitalization stocks as a principal investment strategy, or revise the risk disclosure section to describe the risks of investing in small/mid capitalization stocks.

Response:        After further discussion with the Adviser and sub-advisers, the Trust has added risk disclosure related to small and medium sized companies.

9.                  The staff notes that the Fund includes an “Inverse Fund Risk,” but there is no discussion of investing in inverse funds in the principal investment strategy.

a.	Please reconcile this discrepancy between the strategy and risk disclosure.
b.	To the extent that the Fund does invest in inverse funds, please explain to the staff how a strategy to invest in inverse funds is consistent with the conservative allocation suggested by the Fund’s name.
c.	The staff notes that the Predecessor Fund did not include an inverse fund risk or invest in inverse funds as part of its investment strategy. Given that the Fund’s strategy and risks differ from the Predecessor Fund, please explain why it would be appropriate to adopt the Predecessor Fund’s performance.

Response: The Trust has removed “Inverse Fund Risk” for the Tactical Conservative Allocation Fund. The Fund does not invest in inverse funds on a principal basis.

Investment Adviser Portfolio Manager and Sub-Adviser Portfolio Managers

10.              The biographies for the various portfolio managers note when each began serving as the Fund’s portfolio manager. Please clarify that this refers to when each person began serving as the Predecessor Fund’s portfolio manager, as the Funds have not yet launched.

Response:        The Trust has made the requested change.

TFA Quantitative Fund

Principal Investment Strategies

11.              The penultimate paragraph of this section states that “[t]he Sub-Adviser’s model utilizes a proprietary quantitative process that aggregates over thirty different trading systems into one algorithm to identify buy, sell, and short signals, based on market data.” Please explain broadly what is meant by market data.

Response: The Trust has added the following disclosure to Item 4.

The input information includes historic and raw stock market data, including major and secondary market indexes, interest rate data, internal market data such as technical indicators that measure market indices movements, new market highs and lows, volume and volatility measures and seasonality and sentiment data.

TFA Multidimensional Tactical Fund

Principal Investment Risks

12.              The staff notes that this section includes a Short Position Risk. However, the principal investment strategy does not discuss short positions. If the Fund will take short positions, please disclose in the strategy. If not, please remove this risk.

Response: The Trust has removed “Short Position Risk” for the TFA Multidimensional Tactical Fund. The Fund does not take short positions as part of its principal investment strategy.

TFA AlphaGen Growth Fund (previously the TFA Multi-Strategy Growth Fund)

Example

13.              Please remove the 5- and 10-year period portions from the example, as new funds are permitted only to show the 1- and 3-year period portions. See Item 3, Instr. 6(b) of Form N-1A.

Response:        The Trust has made the requested change.

Principal Investment Strategies

14.              The first “major strategy component” disclosed in the second paragraph of this section refers to a “daily long-short directional element.” If the Fund will take short positions, please disclose, and include corresponding risk disclosure.

Response: The Trust has added disclosure of short positions and the corresponding risk disclosure to the Prospectus.

15.              The second “major strategy component” disclosed in the second paragraph of this section refers to a partial hedging overlay. Please disclose how the Fund will hedge. For example, is this referring to short positions the Fund may take, investing in other instruments such as derivatives or something else?

Response:        The Trust has added the following disclosure to Item 4 and Item 9.

The Fund’s hedging overlay is a quantitatively driven, structured hedging component that uses traditional, levered, and inverse ETFs to buffer the Fund against portfolio losses and volatility. Potential benefits include the ability to effectively manage cash, reduce costs and risk exposures, and express tactical views.

16.              The final sentence of this section states that “[i]n managing the Fund’s portfolio, the Fund may utilize enhanced and inverse products . . . .” Please disclose what is meant by “enhanced and inverse products.”

Response: The Trust has added the following disclosure to Item 4 and Item 9. “[T]he Fund may utilize enhanced and inverse ETFs ….” (Emphasis added.)

Statutory Prospectus

Management of the Funds

17.              The first paragraph under the “Investment Adviser” sub-heading states that “[a]dditionally, the Adviser is responsible for conducting initial and ongoing independent evaluation of asset allocation, Underlying Pools and their managers, selection of swap or structured note counterparties, and oversight of each sub-adviser’s investments.” Please explain what is meant by “Underlying Pools,” as that term has not been defined and does not appear elsewhere in the registration statement. Please note that the staff may have additional comments based upon your response.

Response: The Trust has revised this sentence to state that “the Adviser is responsible for conducting initial and ongoing independent evaluation of asset allocation, , selection of swap or structured note counterparties, and oversight of each sub-adviser’s investments.”

18.              The second paragraph under the “Investment Adviser” sub-heading states that “[d]uring the fiscal period ended December 31, 2020, the Adviser earned management fees of ___%, ___%, and ___% for the Conservative Fund, Moderate Fund, and Growth Fund, respectively.” Please clarify that this refers to the Predecessor Funds, as the Funds have yet to launch.

Response:       The Trust has made the requested change.

Financial Highlights

19.              The introductory language to the financial highlights refers to the Fund’s financial performance. Please clarify that the information is from the Predecessor Funds.

Response:       The Trust has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information About the Fund’s Investments (page 4)

20.              The staff notes that the SAI for the Predecessor Funds includes a discussion of equity securities and ETFs. Please explain to the staff why those discussions have been omitted here.

Response: The Trust omitted those discussions from the SAI since those strategies are discussed in the principal investment strategies in the Prospectus.

Investment Restrictions (pages 12-13)

21.              Fundamental Investment Limitation 7 states:

“The Funds will not invest 25% or more of its total assets in a particular industry or group of industries. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government and its agencies and instrumentalities, state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education), or repurchase agreements with respect thereto, or investments in registered investment companies.” (emphasis added)

Please note that a fund may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund complies with its concentration policies. Please add disclosure to clarify that the Funds will consider the investments of its underlying investment companies when determining the Funds’ compliance with the concentration policy.

Response: The Trust has added the following disclosure. “When implementing the Funds’ investment goals and strategies, each Fund will look through its investments in underlying investment companies. Except as discussed below, the Funds will consider the concentration of underlying investment companies when determining compliance with its own policy.”

Control Persons and Principal Holders of Securities (page 19)

22.              The disclosure under the Management Ownership sub-heading indicates that, as of December 31, 2020, the Trustees and officers, as a group, owned less than one percent of the Funds’ outstanding shares. If this refers to the Predecessor Funds, please clarify.

Response:       The Trust has made the requested change.

Investment Adviser (pages 19-23)

23.              The table on pages 21-22 shows the types of accounts for which each portfolio manager was responsible as of December 31, 2020. Consider indicating here which Fund the portfolio manager manages.

Response:       The Trust has made the requested change.

24.              The table on page 22 shows the dollar range of equity securities beneficially owned by portfolio managers as of December 31, 2020. If this refers to the Predecessor Funds, please revise.

Response:       The Trust has made the requested change.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA